Schedule 13D	Page 1 of 5

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Fusion Pharmaceuticals Inc.

(Name of Issuer)

Common Shares, no par value per share

(Title of Class of Securities)

36118A100

(CUSIP Number)

HealthCap VII, L.P.

Represented by its general partner

HealthCap VII GP S.A.

Avenue Villamont 23,

CH – 1006

Lausanne, Switzerland

+4121 614 3500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 16, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D	Page 2 of 5
CUSIP No. 36118A100

1	NAMES OF REPORTING PERSONS HealthCap VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,807,247
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,807,247

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,807,247
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1%
14	TYPE OF REPORTING PERSON PN

Schedule 13D	Page 3 of 5
CUSIP No. 36118A100

1	NAMES OF REPORTING PERSONS HealthCap VII GP S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,807,247
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,807,247

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,807,247
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1%
14	TYPE OF REPORTING PERSON OO

Schedule 13D	Page 4 of 5
CUSIP No. 36118A100

Item 2. Identity and Background

Item 2 is hereby amended and supplemented as follows:

The principal business address of each Reporting Person is c/o HealthCap VII GP S.A., Avenue Villamont 23, CH-1005 Lausanne, Switzerland. The principal business of the Reporting Persons and the Managers (as defined below) is venture capital investors focused on the health care sector.

Item 5. Interests in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a) – (b) The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 62,411,110 outstanding Common Shares, which includes 44,762,514 Common Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 8, 2022, and 17,648,596 Common Shares sold by the Issuer on February 13, 2023 pursuant to a Securities Purchase Agreement, as reported in the Issuer’s Current Report on Form 8-K filed on February 14, 2023.

Schedule 13D	Page 5 of 5
CUSIP No. 36118A100

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2023

HEALTHCAP VII L.P.
By its general partner HealthCap VII GP SA

By:	/s/ Dag Richter
Name: Dag Richter
Title: Director

By:	/s/ Fabrice Bernhard
Name: Fabrice Bernhard
Title: General Manager

HEALTHCAP VII GP SA

By:	/s/ Dag Richter
Name: Dag Richter
Title: Director

By:	/s/ Fabrice Bernhard
Name: Fabrice Bernhard
Title: General Manager